UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-55830

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

200-366 Bay Street, Suite 400, Toronto, Ontario, Canada M5H 4B2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

On November 30, 2017, Scythian Biosciences Corp. (“Scythian”) issued a press release announcing that it entered into a Share Purchase Agreement (the “SPA”) with 1065703 B.C. Ltd., a corporation formed under the British Columbia Business Corporations Act (the “Purchaser”), pursuant to which Scythian will transfer all of the issued and outstanding shares of Go Green B.C. Medicinal Marijuana Ltd., Scythian’s wholly-owned subsidiary, to Purchaser.

A copy of Scythian’s press release announcing the SPA is furnished herewith as Exhibit 99.1. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Scythian files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of Scythian are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future Scythian and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Scythian’s Form 20-F and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated November 30, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: November 30, 2017	By:	/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer